SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	77.140.016	0,2236	0,1171
Shares	Preferred	381.606.081	1,2162	0,5793
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	22	48.426	755,21	36.571,80
Shares	Preferred	Direct with the Company	Sell	22	237.232	880,69	208.927,85
Shares	Preferred	Direct with the Company	Sell	23	22.700	880,59	19.989,39
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	77.091.590	0,2235	0,1170
Shares	Preferred	381.346.149	1,2154	0,5789

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30.461.309.869	88,2951	46,2403
Shares	Preferred	12.053.617.430	38,4159	18,2974
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	01	1.240.000	759,30	941.532,00
Shares	Preferred	Direct with the Company	Sell	01	1.631.472	884,63	1.443.249,08
Shares	Preferred	Direct with the Company	Sell	12	2.705.528	859,69	2.325.915,37

Shares	Common	Minutes	Exchange	09	14.506.672	0,00	0,00
Shares	Preferred	Minutes	Exchange	09	142.512.153	0,00	0,00
Shares	Preferred	Bradesco	Buy	08	170.000	838,03	142.465,10
Shares	Preferred	Bradesco	Buy	08	1.000.000	838,50	838.500,00
Shares	Preferred	Bradesco	Buy	08	900.000	839,50	755.550,00
Shares	Preferred	Bradesco	Buy	08	150.000	839,90	125.985,00
Shares	Preferred	Bradesco	Buy	08	550.000	839,95	461.972,50
Shares	Preferred	Bradesco	Buy	08	3.520.000	840,00	2.956.800,00
Shares	Preferred	Bradesco	Buy	12	50.000	855,00	42.750,00
Shares	Preferred	Bradesco	Buy	12	50.000	855,20	42.760,00
Shares	Preferred	Bradesco	Buy	12	50.000	856,00	42.800,00
Shares	Preferred	Bradesco	Buy	12	50.000	856,95	42.847,50
Shares	Preferred	Bradesco	Buy	12	1.900.000	857,00	1.628.300,00
Shares	Preferred	Bradesco	Buy	12	2.000.000	858,00	1.716.000,00
Shares	Preferred	Bradesco	Buy	12	10.000.000	860,00	8.600.000,00
Shares	Preferred	Bradesco	Buy	14	110.000	870,00	95.700,00
Shares	Preferred	Bradesco	Buy	14	1.210.000	871,00	1.053.910,00
Shares	Preferred	Bradesco	Buy	14	10.000.000	871,74	8.717.400,00
Shares	Preferred	Bradesco	Buy	14	400.000	871,95	348.780,00
Shares	Preferred	Bradesco	Buy	14	1.210.000	872,00	1.055.120,00
Shares	Preferred	Bradesco	Buy	14	15.000.000	872,20	13.083.000,00
Shares	Preferred	Bradesco	Buy	22	400.000	878,10	351.240,00
Shares	Preferred	Bradesco	Buy	22	270.000	878,50	237.195,00
Shares	Preferred	Bradesco	Buy	22	600.000	879,10	527.460,00
Shares	Preferred	Bradesco	Buy	22	250.000	879,17	219.792,50
Shares	Preferred	Bradesco	Buy	22	150.000	879,72	131.958,00
Shares	Preferred	Bradesco	Buy	22	70.000	879,84	61.588,80
Shares	Preferred	Bradesco	Buy	22	50.000	879,85	43.992,50
Shares	Preferred	Bradesco	Buy	22	32.260.000	880,00	28.388.800,00
End Balance

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30.474.576.541	88,3336	46,2605
Shares	Preferred	12.274.162.583	39,1188	18,6322

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	27.414	0,0001	0,0000
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	27.414	0,0001	0,0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	1.345	0,0000	0,0000
Shares	Preferred	6.725	0,0000	0,0000
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	1.345	0,0000	0,0000
Shares	Preferred	6.725	0,0000	0,0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.